

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Paul Mann
Chief Executive Officer
ASP Isotopes Inc.
1101 Pennsylvania Avenue NW, Suite 300
Washington, DC 20004

>   **Re: ASP Isotopes Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 21, 2023**
>   **File No. 333-275686**

Dear Paul Mann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Donald Ainscow, Esq.